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1095 Avenue of the Americas
New York, NY 10036-6797
+1  212  698  3500  Main
+1  212  698  3599  Fax
www.dechert.com

ANNA TOMCZYK
anna.tomcyzk@dechert.com
+1  202  641  5626  Direct
+1  646  705  4971  Mobile

August 20, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-601

Attention:

Re:	Femasys Inc. Acceleration Request for Registration Statement on Form S-1

Dear Mr. O’Leary:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Femasys Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 22, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dechert LLP, Attention: Anna Tomczyk, by facsimile to (212) 698-3599.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

/s/ Kathy Lee-Sepsick

Femasys Inc.